September 16, 2025

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition II Corporation
One World Trade Center, Suite 8500
New York, NY 10007

       Re: StoneBridge Acquisition II Corporation
           Amendment No. 4 to Registration Statement on Form S-1
           Filed September 9, 2025
           File No. 333-286983
Dear Bhargav Marepally:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 12, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1
Capitalization, page 100

1. We note that you are offering 5,000,000 Class A ordinary shares as part of your initial public offering of units for a value of $50,000,000, however, the amount reflected on your capitalization table only shows Class A ordinary shares of $45,100,000 subject to redemption. In this regard, the full value of shares subject to redemption should be reflected in accordance with ASC 480-10-S99-3A. Please revise accordingly. Your
       Summary Financial Data on page 41 should be similarly revised.
 September 16, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Kelvin Kesse, Esq.